Form 40-F
period 2019-05-31
Aphria Inc.
filed 2019-08-01
CIK 1733418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2019                                                                        Commission File Number  001-38708

Aphria Inc.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2833 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

265 Talbot St. W.
Leamington, Ontario, Canada N8H 4H3
(844) 427-4742
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
15th Street N.W., Suite 1000, Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	APHA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form                                        ☒   Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 250,989,120

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Aphria Inc. (the “Company”, “Aphria” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain “forward-looking information” and “forward-looking statements” within the meaning of United States securities laws. All information, other than statements of historical facts, included in this Annual Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding:

•	the competitive and business strategies of the Company;
•	the intention to grow the business, operations and potential activities of the Company;
•	the ongoing expansion of the Company’s facilities, including the Extraction Centre of Excellence (as defined on page 11 of the Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this Annual Report), its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
•	the expected production capacity of the Company;
•	the success of the entities the Company acquires and the Company’s collaborations;
•	the market for the Company’s current and proposed market offerings, as well as the Company’s ability to capture market share;
•	the benefits and applications of the Company’s product offering and expected sales mix thereof;
•	the development of affiliated brands, product diversification and future corporate development;
•	the competitive conditions of the industry and the Company’s market expertise;
•	whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;
•	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis products;
•	the potential time frame for the implementation of regulations with respect to the regulatory framework for edible cannabis, cannabis extracts and cannabis topical products;
•	the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical or recreational cannabis (and the consumer products derived therefrom) internationally;
•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
•	the anticipated future gross sales and margins of the Company’s operations and the potential for significant losses;
•	the performance of the Company’s business and operations; and
•	the ability of the Company to continue to attract, develop, motivate and retain highly qualified and skilled employees, including a permanent Chief Executive Officer and other members of the executive team, including a Chief Commercial Officer and a Chief Medical Officer.

Certain forward-looking statements contain the cannabis industry and the general expectations of the Company’s business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data are inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The above statements are not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report, including those described in the AIF and the MD&A and incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on May 31, 2019, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3527.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended May 31, 2019 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended May 31, 2019 and 2018, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended May 31, 2019 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has separately designated a standing Corporate Governance and Nominating Committee, established in accordance with Section 303A.04 of the New York Stock Exchange (the “NYSE”) Listed Company Manual, and a Compensation Committee, established in accordance with Section 303A.05 of the NYSE Listed Company Manual. The Board of Directors has determined that all the members of the Compensation Committee and the Corporate Governance and Nominating Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.

Compensation Committee

Compensation of the Company’s CEO and all other senior management is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Michael Serruya (Chair), Shlomo Bibas and Tom Looney. The Compensation Committee is responsible for: assisting the Board of Directors in discharging its responsibilities regarding executive compensation; setting objectives for the CEO and evaluating the CEO’s performance; monitoring management’s succession plan for the CEO and other senior management; and monitoring compliance with the Company’s “Minimum Share Ownership Policy.” The Compensation Committee conducts a review of all new employment, consulting, retirement and severance agreements and arrangements proposed for the Company’s senior management and makes recommendations to the board therewith. The Compensation Committee will also periodically evaluate existing agreements with the Company’s senior management for continuing appropriateness. The Compensation Committee also reviews and evaluates the performance of the CEO for the prior year.

The full text of the Compensation Committee Charter is posted on the Company’s website, www.aphria.com.

Nominating and Corporate Governance Committee

Nominees for the election to the Board of Directors are recommended by the Nominating and Governance Committee. The Nominating and Corporate Governance Committee is comprised of Renah Persofsky (Chair), Shawn Dym and Michael Serruya. The Nominating and Corporate Governance Committee’s responsibilities include: identifying potential nominees to the Board of Directors; assessing the effectiveness of the directors and the various committees of the Board of Directors and the composition of same; discharging responsibilities regarding the compensation of non-executive members of the Board of Directors; developing and recommending governance principles and policies related to overall corporate governance of the organization; and evaluating the Board of Directors’ independence, expertise, experience, personal qualities and ability to make the necessary time commitments in light of the opportunities and risks facing the Company.

The full text of the Nominating and Governance Committee Charter is posted on the Company’s website, www.aphria.com.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that John M. Herhalt qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3).

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual.  The Company’s Audit Committee is comprised of John M. Herhalt, Tom Looney and Shlomo Bibas, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual).  All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  The Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual.

The members of the Audit Committee are appointed by the Board of Directors annually.  Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.

The full text of the Audit Committee Mandate is available on the Company’s website at www.aphria.com and is attached as Schedule “A” to the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services provided to the Company by the Company’s external auditors or to any subsidiary entities by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services – Independent Auditor”, none of the fees billed PricewaterhouseCoopers LLP were approved by the Company’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Professional Accountants, the Company’s independent auditor, in each of the last two years.

	2018	2019

Audit Fees (1)	$285,000.00	$780,000.00
Audit-Related Fees(2)	179,872.00	90,000.00
Tax Fees(3)	Nil	Nil
All Other Fees(4)	464,872.00	226,000.00
Total	$929,744.00	$1,096,000.00

(1) Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2) Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) Prospectus fees.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual obligations and off-balance sheet financing” at page 28 of the Company’s May 31, 2019 MD&A contained in Exhibit 99.3 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) on July 11, 2017, which applies to its directors, principal executive and financial officers, and accounting officers. The full text of the Code is posted on the Company’s website, www.aphria.com.

All amendments to the Code, and all waivers of the Code with respect to any director, principal executive or financial officers and accounting officers will be posted on the Company’s web site, and any amendment will be provided in print to any shareholder upon request.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of May 31, 2019, information with respect to the Company’s known contractual obligations (in thousands):

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Outstanding capital related commitments	$49,878	$49,878	$--	$--	$--
Operating leases	5,596	811	1,694	1,378	1,713
Long-term debt	67,343	6,332	12,538	12,378	36,095
Total	$122,817	$57,021	$14,232	$13,756	$37,808

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended May 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

The Company has reviewed the NYSE corporate governance requirements and confirms that except as described below, the Company is in compliance with the NYSE corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement

The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. The Company’s quorum requirement is set forth in its bylaws. A quorum of the Company’s shareholders is present at a meeting of shareholders if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are actually present at the meeting.

Proxy Delivery Requirement

The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

APHRIA INC.

By:	/s/ Irwin Simon
Name: Irwin Simon Title: Chief Executive Officer

Date: August 1, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated July 31, 2019

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended May 31, 2019 and May 31, 2018, together with the report thereon of the independent auditor

99.3	Management’s Discussion and Analysis for the years ended May 31, 2019 and May 31, 2018

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

XBRL
101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* To be filed by amendment.