Form 40-F/A
period 2019-05-31
Aphria Inc.
filed 2019-08-26
CIK 1733418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(AMENDMENT NO. 1)

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

EXPLANATORY NOTE

Aphria Inc. (“Aphria” or the “Registrant”) is filing this Amendment No. 1 (the “Form 40-F/A”) to its Annual Report on Form 40-F for the year ended May 31, 2019 (the “Fiscal Year”), filed on August 1, 2019 (the “Original Filing”), solely to furnish its financial statements for the Fiscal Year formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, Aphria is filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F Annual Report, as filed with the Commission in the Original Filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

APHRIA INC.

By:	/s/ Irwin Simon .
	Name:	Irwin Simon
	Title:	Chief Executive Officer

Date: August 23, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F/A:

Exhibit	Description

99.1	Annual Information Form dated July 31, 2019*

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended May 31, 2019 and May 31, 2018, together with the report thereon of the independent auditor*

99.3	Management’s Discussion and Analysis for the years ended May 31, 2019 and May 31, 2018*

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act*

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act*

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

99.8	Consent of PricewaterhouseCoopers LLP*

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Previously filed in the Original Filing.

4