Form 40-F
period 2020-05-31
Aphria Inc.
filed 2020-07-29
CIK 1733418

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2020	Commission File Number 001-38708

Aphria Inc.

(Exact name of registrant as specified in its charter)

Canada	2833	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

98 Talbot St. W.

Leamington, Ontario, Canada N8H 1M8

(844) 427-4742

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

15th Street N.W., Suite 1000, Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	APHA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 286,520,265

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

Aphria Inc. (the “Company”, “Aphria” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain “forward-looking information” and “forward-looking statements” within the meaning of Canadian and United States securities laws (including the U.S. Private Securities Litigation Reform Act of 1995) and are expressly qualified by this cautionary statement. All information, other than statements of historical facts, included in this Annual Report may be deemed to be forward-looking statements, including statements with regards to expected financial performance, strategy and business conditions. Words such as “forecast”, “future”, “expect”, “likely” “may”, “will”, “should”, “would”, “could”, “expect”, “intend”, “anticipate”, “potential”, “proposed”, “contemplate”, “believe”, “estimate”, “plan”, “project”, and the negative of these terms or similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements included in this Annual Report. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Forward-looking information includes, among other things, information regarding:

•	the competitive and business strategies of the Company;

•	the intention to grow the business, operations and potential activities of the Company;

•	the intention to maximize the utilization of the Company’s existing assets and investments;

•	the expected production capacity of the Company;

•	the expected demand for the Company’s products;

•	the expected category growth of the Company’s products;

•	the expected number of licensed cannabis stores in Ontario;

•	the success of the entities that the Company acquires and the Company’s collaborations;

•	the market for the Company’s current and proposed products, as well as the Company’s ability to capture market share;

•	the anticipated timing for the release of expected product offerings;

•	the development of affiliated brands, product diversification and future corporate development;

•	expectations with respect to the Company’s product development, product offering and the expected sales mix thereof;

•	the ability of the Company to source components;

•	the Company’s satisfaction of international demand for its products;

•	the Company’s plans with respect to importation;

•	the Company’s expectations with respect to harvest;

•	the competitive conditions of the industry and the Company’s market expertise;

•	whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;

•	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets;

•

the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical and adult-use cannabis (and the consumer products derived therefrom) internationally;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross sales and margins of the Company’s operations and the potential for significant growth or losses;

•	the potential for the Company to record future impairment losses;

•	the performance of the Company’s business and operations;

•	the Company’s ability to capitalize on the U.S. market;

•	future steps to be taken in response to COVID-19; and

•	the ability of the Company to continue to attract, develop, motivate and retain highly qualified and skilled employees.

Readers are cautioned that the above list of cautionary statements is not exhaustive. All forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. Factors that may cause such difference include, but are not limited to the factors discussed in the exhibits attached to this Annual Report, including those described in the Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this Annual Report and Management’s Discussion and Analysis (“MD&A”) filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein. Although the Company attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

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

These forward-looking statements are as of the date of this Annual Report and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on May 29, 2020, the last business day of the reporting period, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn. $1.3787.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended May 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended May 31, 2020 and 2019, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended May 31, 2020 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The information provided under the heading “Disclosure Controls and Procedures and Management’s Annual Report on Internal Control Over Financial Reporting” contained in the Company’s Management’s Discussion and Analysis for the fiscal year ended May 31, 2020 (the “2020 MD&A”) filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Control over Financial Reporting

The information provided under the heading “Disclosure Controls and Procedures and Management’s Annual Report on Internal Control Over Financial Reporting” contained in the 2020 MD&A is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading “Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Aphria Inc. – Opinions on the Financial Statements and Internal Control over Financial Reporting” contained in the Company’s audited annual financial statements included in Exhibit 99.2 to this Annual Report on Form F-40 is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

The information provided under the heading “Disclosure Controls and Procedures and Management’s Annual Report on Internal Control Over Financial Reporting” contained in the 2020 MD&A is incorporated by reference herein.

CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the Toronto Stock Exchange and the NASDAQ Global Select Market. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the SEC. A description of the significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Company’s website at https://aphriainc.com/investors.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that John M. Herhalt qualifies as a financial expert (as such term is defined in paragraph 8 of General Instruction B to Form 40-F) and is independent (as determined under Exchange Act Rule 10A-3 and as such term is defined by the corporate governance standards of the NASDAQ Stock Market applicable to the Company).

The SEC has indicated that the designation of each of Mr. Herhalt as an audit committee financial expert does not make him an “expert” for any purpose, impose on them any duties, obligations or liability that are greater than the duties, obligations or liability imposed on them as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of John M. Herhalt, Tom Looney and Walter Robb, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NASDAQ Stock Market applicable to the Company).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services – Independent Auditor”, none of the fees billed PricewaterhouseCoopers LLP were approved by the Company’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public accounting firm, in each of the last two years.

	2020	2019

Audit Fees (1)	$1,262,000	$780,000
Audit-Related Fees(2)	105,000	90,000
Tax Fees(3)	Nil	Nil
All Other Fees(4)	53,000	226,000

Total	$1,420,000	$1,096,000

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

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual obligations and off-balance sheet financing” at page 35 of the Company’s May 31, 2020 MD&A contained in Exhibit 99.3 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) on July 11, 2017, which applies to its directors, principal executive and financial officers, and accounting officers. The full text of the Code is posted on the Company’s website, www.aphria.com. All amendments to the Code, and all waivers of the Code with respect to any director, principal executive or financial officers and accounting officers will be posted on the Company’s website, and any amendment will be provided in print to any shareholder upon request.

WEBSITE INFORMATION

Information contained or otherwise accessed through the Company’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Annual Report on Form 40-F, and any reference to the Company’s website herein is as an inactive textual reference only.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of May 31, 2020, information with respect to the Company’s known contractual obligations (in thousands):

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Outstanding capital related commitments	$21,916	$21,916	$--	$--	$--
Leases	8,342	1,614	2,444	2,091	2,193
Long-term debt	138,762	8,467	91,205	9,505	29,585
Convertible debenture	270,783	--	--	270,783	--

Total	$439,803	$31,997	$93,649	$282,379	$31,778

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended May 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated July 29, 2020

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended May 31, 2020 and May 31, 2019, together with the report thereon of the independent auditor

99.3	Management’s Discussion and Analysis for the years ended May 31, 2020 and May 31, 2019

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP
XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

APHRIA INC.

By:	/s/ Irwin Simon
Name:	Irwin Simon
Title:	Chief Executive Officer

Date: July 29, 2020